Mail Stop 3561

December 19, 2007

Via Fax and U.S. Mail

Stephan T. Haynes
Assistant Treasurer
AEP Texas Central Company
1539 N. Carancahua Street
Suite 1700
Corpus Christi, Texas 78401

Re: AEP Texas Central Transition Funding II LLC
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-136787-01

Dear Mr. Haynes,

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director